Shelter Rock Capital Advisors, LLC

Statement of Financial Condition
December 31, 2018

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68818

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shelter Rock Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Rockefeller Plaza, #1970
(No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gennaro J. Fulvio (212) 490-3113
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael Goldberg Nikpour Cohen & Sullivan Certified Public Accountants PLLC
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)



OATH OR AFFIRMATION

I, Gennaro John Fulvio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shelter Rock Capital Advisors, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

DAVID SILVERSMITH
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Nassau County
01SI6359505
MY COMMISSION EXPIRES 05/30/2021

[signature]
Signature

CFO
Title

[signature] 2/28/19
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Shelter Rock Capital Advisors, LLC
Table of Contents
December 31, 2018



RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Shelter Rock Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Shelter Rock Capital Advisors, LLC (the "Company") as of December 31, 2018, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Shelter Rock Capital Advisors, LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2013.

Woodbury, New York
February 28, 2019

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Shelter Rock Capital Advisors, LLC
Statement of Financial Condition
For the year ended December 31, 2018

Assets		
Cash	$	80,003
Accounts receivable		269,345
Due from affiliated company		100,000
Equipment, net of accumulated depreciation of $2,641		5,282
Prepaid expenses		33,392
Total Assets	$	488,022
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	64,668
Member's Equity		423,354
Total Liabilities and Member's Equity	$	488,022

The accompanying notes are an integral part of this statement.

Shelter Rock Capital Advisors, LLC
Notes to the Statement of Financial Condition
December 31, 2018

1. **Organization and Nature of Business**

   Shelter Rock Capital Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets and distributes specialized investment management strategies for institutional investors.

   The Company is a wholly owned subsidiary of Shelter Rock Capital Holdings, LLC (the "Parent").

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

   Use of Estimates

   The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Fair Value of Financial Instruments

   The Company's financial instruments consist of cash, accounts receivable, receivable from affiliated company, and accounts payable. The fair value of cash is based upon the bank balance at December 31, 2018. The fair value of accounts receivable, receivable from affiliated company, and accounts payable is estimated by management to approximate their carrying value at December 31, 2018.

   Equipment

   Equipment is stated at cost less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful life as follows:

Assets	Estimated Useful Life
Equipment	5 Years

   The Company periodically assesses the recoverability of the carrying amounts of long-lived assets. A loss is recognized when expected undiscounted cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. The Company did not recognize an impairment loss on its long lived assets for the year ended December 31, 2018.

2.   **Summary of Significant Accounting Policies (continued)**

Accounts Receivable

Accounts receivable are recorded at the invoiced amount. In estimating any required allowance for doubtful accounts, management considers historical losses adjusted to take into account current market conditions and the Company's customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its accounts receivable monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowance for doubtful accounts was not required as of December 31, 2018.

Income Taxes

The Company is a single member Limited Liability Company. As such, the Company is a disregarded entitiy for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code provides that any income or loss is passed through to the member for federal and state income tax purposes.

The Company is subject to New York City Unicorporated Business Tax for which it provides income taxes and the related accounts under the asset and liability method. During 2018, there is income allocable to New York City and accordingly, provision for income taxes is reflected in the accompanying Statement of Operations.

The Company recognizes and measures it unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

3.   **Equipment**

Equipment at December 31, 2018 is as follows:

Equipment	$	7,923
Less: accumulated depreciation		(2,641)
	$	5,282

Depreciation expense for the year ended December 31, 2018 was $2,641.

4.   **Exemption from SEC Rule 15c3-3**

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(i) as the Company does not handle cash or securities on behalf of customers.

Shelter Rock Capital Advisors, LLC
Notes to the Statement of Financial Condition
December 31, 2018

5. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ration of aggregate indebtedness to net capital, bother as defined, shall not exceed 15 to 1 and that the equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was $15,335, which was $10,335 in excess of its minimum requirement of $5,000. The Company's net capital ratio was 4.22 to 1.

6. **Related Party Transactions**

For the year ended December 31, 2018, Shelter Rock Services LLC ("Services"), a wholly owned subsidiary of the Parent, reimbursed the Company for expenses totaling $496,935. As of December 31, 2018, Services still owes the Company $100,000 for which the Company expects to be fully reimbursed.

During 2018, the Parent reimbursed the Company for expenses, a total of $30,000.

7. **Concentrations**

During the year ended December 31, 2018, four customers accounted for 55% of the total revenue. At December 31, 2018, one customer accounted for 100% of the total accounts receivable.

The Company maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

8. **Commitments and Contingencies**

Services has entered into a noncancelable lease for office space expiring in 2019, of which the Company pays substantially all of the expenses. The minimum rental commitments are set forth below:

Year ending December 31,	Base Rent
2019	81,322

The office lease charge, including utilities, was $177,860 for the year ended December 31, 2018.

The Company has a letter of credit with a trust in amount of $162,644 in lieu of security deposit for the office space.

The Company had no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2018, or during the year then ended.

9. **Recently Issued Accounting Pronouncements**

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the impact of ASU 2016-02.

10. **Subsequent Events**

In February 2019, the firm has entered into an agreement to extend its current lease by a year through June 30, 2020 under the same terms and conditions of the original lease. The minimum rental commitment for this period is $162,644.

Subsequent events have been evaluated through February 28, 2019, the date the financial statements were available to be issued.